Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX December 21, 2023

APPOINTMENT OF U.S. BASED CHIEF FINANCIAL OFFICER

IperionX Limited (IperionX) (NASDAQ: IPX, ASX: IPX) is pleased to announce the appointment of Mrs. Marcela Castro as Chief Financial Officer (CFO), effective from today.

Marcela is a highly experienced finance and operations executive with a long career in senior finance roles across a range of industries, including green technologies, industrial and consumer products, as well as natural resources. Marcela brings over 25 years of experience in accounting and financial analysis as well as considerable strategic and organization-building skills to IperionX.

Marcela’s career has included roles with Arthur Andersen, Colgate Palmolive, Jaguar Mining, REV Group and Proterra, including senior administration and compliance roles relating to leading the financial functions of U.S. public companies.

Marcela is a U.S. citizen, holding a Bachelor of Business Administration and a MBA in Finance.

Anastasios (Taso) Arima, IperionX CEO said:

“We are extremely pleased to welcome Marcela into the IperionX executive team as we prepare to ramp up operations to re-shore a low-cost domestic supply of high-quality titanium to the U.S.

“Marcela’s track record of developing and leading the financial function of major organizations, including accounting related to U.S. public companies and U.S. Federal funding initiatives, will become increasingly important to IperionX as our U.S. operations rapidly advance to establish IperionX as a leading American titanium metal and critical materials company.”

Marcela takes over the CFO duties from Mr. Greg Swan who will continue as Company Secretary of the Company. The Board of IperionX would like to take this opportunity to express their appreciation to Greg for his contribution to IperionX since its initial ASX listing in 2020 and subsequent Nasdaq listing in 2022.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.